UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007
Commission File Number: 333-128780

NCL CORPORATION LTD.
(Translation of registrant’s name into English)

7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

 If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com

NCL CORPORATION REPORTS
THIRD QUARTER RESULTS FOR 2007

MIAMI– November 20, 2007 – NCL Corporation Ltd. (“NCL” or the “Company”) reported a net loss of $8.6 million on total revenues of $631.4 million for its third quarter ended September 30, 2007. This compares to net income of $49.0 million on total revenues of $597.5 million for the third quarter of 2006.  Net loss for the third quarter of 2007 included a non-cash foreign exchange translation loss of $42.9 million primarily related to marking-to-market of the Company’s Euro-denominated debt.  Net income for the third quarter of 2006 included $7.3 million in connection with a settlement agreement for the remaining portion of our claims against the builder of Pride of America, as well as a $2.5 million non-cash foreign exchange translation gain primarily related to the marking-to-market of the Company’s Euro-denominated debt.

Revenues for the third quarter of 2007 increased 5.7% compared to the third quarter of 2006, driven primarily by a 6.3% increase in Net Yields and a 2.8% increase in Capacity Days.  Net Yields improved primarily as result of an increase in passenger ticket prices due to an increase in consumer demand.  Gross Yields increased 2.8% from the third quarter of 2006.

“Pricing in the Caribbean has stabilized and is improving,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd.  “We are also encouraged that the measures we have taken with respect to our Hawaii operations seem to be having a positive impact. These improvements have contributed to our overall fourth quarter booking levels and ticket prices being up versus levels achieved at the same time last year.  As a result, we expect that the change in net yields for the full year 2007 will be positive.”

Net Cruise Costs per Capacity Day for the third quarter of 2007 increased 6.6% compared to the same period in the prior year.  The increase was primarily attributable to higher other operating expenses (due primarily to the timing of maintenance and repairs expenses), and higher marketing, general and administrative expenses mainly due to additional professional fees primarily in connection with information technology projects.  Gross Cruise Costs per Capacity Day increased 2.3% from the third quarter of 2006.

In addition, average fuel prices for the third quarter, including the impact of fuel hedges, increased 10% to $405 per metric ton from $368 per metric ton in the third quarter of 2006.   This increase in price contributed to a year-over-year increase in fuel costs of $3.5 million.

As a result of an increase in average outstanding borrowing, interest expense (net of interest income) increased approximately 25.1% to $42.6 million in the third quarter of 2007 from $34.0 million in the third quarter of 2006.

The Company took delivery of Norwegian Gem, a 2,400-berth ship, on October 1, 2007.  After a series of voyages in the Mediterranean, the ship will sail to the Bahamas from its homeport of New York City.  On November 5, 2007, Norwegian Crown, a 1,080-berth ship built in 1988 that was on charter to NCL, left the NCL fleet and was delivered to its owner.

“With the delivery of Norwegian Gem and the return of Norwegian Crown, NCL now has the youngest fleet of the major operators in the industry,” said Veitch. “In addition, as our next ships are delivered, the F3 One and F3 Two, we not only strengthen this distinction, but expand on the highly successful “Freestyle Cruising” concept that is unique to NCL.  We look forward to the completion of the previously announced $1 billion equity investment from Apollo, which we believe will take place this quarter, allowing us to continue with this exciting growth program.”

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Terminology and Non-GAAP Financial Measures

Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields
Gross Yields represent total revenues per Capacity Day.

Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance.  The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure.  Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.

Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as a measurement of costs.

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Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses.  The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance.  Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.

Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line, NCL America and Orient Lines.

NCL plans to build two new third generation Freestyle Cruising ships for delivery in 2010.  NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem.

For high resolution, downloadable images, please log onto NCL's Web site at www.ncl.com/pressroom.  For further information on NCL Corporation, contact a travel agent or NCL in the U.S. and Canada at (866) 234-0292.

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This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws.  Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” and “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature.  Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements.  These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving the Company’s inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission.  You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.  In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G.  A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.
Financial Tables Follow
(###)

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NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Revenues
Passenger ticket revenues	$441,047	$465,881	$1,114,945	$1,217,337
Onboard and other revenues	156,433	165,551	411,867	457,964
Total revenues	597,480	631,432	1,526,812	1,675,301

Cruise operating expenses
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071
Payroll and related	106,337	111,608	300,249	327,067
Fuel	41,902	45,372	122,063	132,448
Food	27,011	30,266	72,978	88,807
Ship charter costs	6,610	4,673	19,615	16,310
Other operating	62,210	73,047	186,074	213,912
Total cruise operating expenses	433,745	451,058	1,170,990	1,271,582
Marketing, general and administrative expenses	59,621	67,679	173,760	200,270
Depreciation and amortization expenses	30,991	35,795	86,413	106,998
Impairment loss	-	-	-	2,565
Total operating expenses	524,357	554,532	1,431,163	1,581,415
Operating income	73,123	76,900	95,649	93,886

Non-operating (income) expenses
Interest income	(531)	(363)	(2,759)	(1,123)
Interest expense, net of capitalized interest	34,572	42,933	97,300	124,484
Other (income) expenses, net	(9,919)	42,924	16,007	64,481
Total non-operating expenses	24,122	85,494	110,548	187,842
Net income (loss)	$49,001	$(8,594)	$(14,899)	$(93,956)

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NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31,	September 30,
	2006	2007

Assets
Current assets:
Cash and cash equivalents	$63,530	$47,881
Restricted cash	1,226	1,849
Accounts receivable, net	10,244	12,005
Amount due from Parent	5,033	266
Consumable inventories	33,392	40,692
Prepaid expenses and other	24,211	24,278
Total current assets	137,636	126,971

Property and equipment, net	3,816,292	3,824,130
Restricted cash	1,650	1,682
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	66,548
Total assets	$4,629,624	$4,622,123

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$159,352
Accounts payable	116,947	73,979
Accrued expenses and other liabilities	181,821	192,879
Advance ticket sales	314,050	345,994
Total current liabilities	767,456	772,204

Long-term debt	2,405,357	2,478,482
Other long-term liabilities	1,744	4,433
Total liabilities	3,174,557	3,255,119

Commitments and contingencies

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,715,491
Accumulated other comprehensive loss	(1,516)	-
Accumulated deficit	(254,543)	(348,499)
Total shareholder’s equity	1,455,067	1,367,004
Total liabilities and shareholder’s equity	$4,629,624	$4,622,123

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NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Nine months ended
	September 30,
	2006	2007
Cash flows from operating activities
Net loss	$(14,899)	$(93,956)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization expenses	86,413	106,998
Impairment loss	-	2,565
Loss on translation of debt	21,338	62,224
Other	689	499
Changes in operating assets and liabilities:
Increase in accounts receivable	(1,704)	(1,761)
Increase in consumable inventories	(898)	(7,300)
(Increase) decrease in prepaid expenses and other assets	(3,044)	9,124
Decrease in accounts payable	(7,114)	(42,968)
Increase in accrued expenses and other liabilities	35,066	17,576
Increase in advance ticket sales	50,049	31,944
Net cash provided by operating activities	165,896	84,945

Cash flows from investing activities
Capital expenditures	(254,991)	(122,090)
Decrease (increase) in restricted cash	46,647	(655)
Proceeds from sale of asset	-	1,440
Net cash used in investing activities	(208,344)	(121,305)

Cash flows from financing activities
Principal repayments on long-term debt	(242,054)	(259,713)
Proceeds from debt	297,435	274,748
Decrease in amount due from Parent	3,360	8,423
Deferred financing costs	(1,080)	(2,747)
Net cash provided by financing activities	57,661	20,711
Net increase (decrease) in cash and cash equivalents	15,213	(15,649)
Cash and cash equivalents at beginning of period	60,416	63,530
Cash and cash equivalents at end of period	$75,629	$47,881

Non-cash investing activity
Capital lease obligations	$8,379	$580

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NCL Corporation Ltd.
Non-GAAP Reconciling Information
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Passengers Carried	329,087	355,889	858,196	983,534
Passenger Cruise Days	2,393,121	2,537,664	6,523,458	7,391,272
Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Occupancy Percentage	107.8%	111.2%	106.9%	107.5%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Passenger ticket revenues	$441,047	$465,881	$1,114,945	$1,217,337
Onboard and other revenues	156,433	165,551	411,867	457,964
Total revenues	597,480	631,432	1,526,812	1,675,301
Less:
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071
Net revenues	$407,805	$445,340	$1,056,801	$1,182,263

Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Gross Yields	$269.12	$276.78	$250.26	$243.70
Net Yields	$183.68	$195.21	$173.22	$171.98

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2007	2006	2007
Total cruise operating expenses	$433,745	$451,058	$1,170,990	$1,271,582
Marketing, general and administrative expenses	59,621	67,679	173,760	200,270
Gross Cruise Costs	493,366	518,737	1,344,750	1,471,852
Less:
Commissions, transportation and other	131,592	124,093	327,313	336,967
Onboard and other	58,083	61,999	142,698	156,071
Net Cruise Costs	$303,691	$332,645	$874,739	$978,814

Capacity Days	2,220,144	2,281,324	6,101,011	6,874,511
Gross Cruise Costs per Capacity Day	$222.22	$227.38	$220.41	$214.10
Net Cruise Costs per Capacity Day	$136.79	$145.81	$143.38	$142.38

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCL Corporation Ltd.
(Registrant)

Date: November 21, 2007	By:	/s/ David Colin Sinclair Veitch
David Colin Sinclair Veitch
President and Chief Executive Officer